As filed with the Securities and Exchange Commission on March 18, 2024
1933 Act File No. 333-262575
1940 Act File No. 811-23779

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
(Check appropriate box or boxes)
REGISTRATION STATEMENT
☒
UNDER
THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 6
☒
and
REGISTRATION STATEMENT
☒
UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 10
☒

PIMCO Flexible Real Estate Income Fund
(Exact name of Registrant as Specified in Charter)

650 Newport Center Drive
Newport Beach, CA 92660
(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)
(844) 312-2113
(Registrant’s Telephone Number, including Area Code)
Ryan G. Leshaw
c/o Pacific Investment Management Company LLC
650 Newport Center Drive
Newport Beach, California 92660
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)
Copies of Communications to:
Douglas P. Dick, Esq. William Bielefeld, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto. ________.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the
Securities Act.________.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General
Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the
Securities Act.

It is proposed that this filing will become effective (check appropriate box):
☐	when declared effective pursuant to section 8(c) or as follows:
☐	Immediately upon filing pursuant to paragraph (b)	☒	on (March 25, 2024), pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)	☐	on (date), pursuant to paragraph (a)

If appropriate, check the following box:
☒	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities
Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the
Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the
Securities Act registration statement number of the earlier effective registration statement for the same offering is:
______.

Check each box that appropriately characterizes the Registrant:
☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act.
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act.
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-1 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to
Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 of PIMCO Flexible Real Estate Income Fund (the “Registrant”) was filed pursuant to Rule 486(a) under the Securities Act of 1933, as amended (the “Securities Act”), on December 22, 2023, for the purpose of registering Class F shares of the Registrant. This Post-Effective Amendment No. 6 (the “Amendment”) to the Registration Statement on Form N-2 (File Nos. 333-262575 and 811-23779) (the “Registration Statement”) of the Registrant, is being filed pursuant to Rule 486(b)(1)(iii) under the Securities Act solely for the purpose of extending the effective date of the Amendment and designating March 25, 2024, as the new date upon which the Amendment shall become effective.
This Post-Effective Amendment No. 6 incorporates by reference the information contained in Parts A and B of the Amendment.

PART C—OTHER INFORMATION
Item 25: Financial Statements and Exhibits
1.
Financial Statements:
Included in Part A:
Financial Highlights (Consolidated) for the fiscal year ended December 31, 2023 and the fiscal period from November 17, 2022 to December 31, 2022
Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed March 1, 2024 (File No. 811-23779)
Consolidated Schedule of Investments as of December 31, 2023
Consolidated Statement of Assets and Liabilities as of December 31, 2023
Consolidated Statement of Operations for the fiscal year ended December 31, 2023
Consolidated Statements of Changes in Net Assets for the fiscal year ended December 31, 2023
Consolidated Statement of Cash Flows for the fiscal year ended December 31, 2023
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm dated February 28, 2024
2.	Exhibits:
	a.1	Certificate of Trust.[1]
	a.2.	Agreement and Declaration of Trust dated June 22, 2022[2]
	b.	Bylaws of Registrant dated June 22, 2022.[2]
	c.	None.
	d.	None
	e.	Terms and Conditions of the Dividend Reinvestment Plan[2]
	f.	None.
	g.	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC (“PIMCO”) dated June 22, 2022.[2]
	h.1	Distribution Contract between Registrant and PIMCO Investments LLC dated July 21, 2022.[3]
	h.2	Form of Amendment to Distribution Contract between Registrant and PIMCO Investments LLC.[7]
	i.	None.
	j.1	Custody and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company (“State Street”) dated January 1, 2000 and amendments thereto.[2]
	j.2	Amendment No. 4 to Custody Agreement between PIMCO and UMB Bank dated June 27, 2022[2]
	j.3	Custody Agreement between PIMCO and UMB Bank, n.a. dated February 15, 2017.[4]
	k.1	Administration Agreement between Registrant and Pacific Investment Mangement Company LLC dated June 22, 2022.[2]
	k.2	Amended and Restated Expense Limitation Agreement dated April 21, 2023.[6]
	k.3	Amended and Restated Sub-Administration Agreement between PIMCO, on behalf of Registrant, and State Street Bank and Trust Company dated July 2, 2007.[2]
	k.4	Twenty-First Amendment to Amended and Restated Sub-Administration Agreement between PIMCO, on behalf of Registrant, and State Street Bank and Trust Company dated June 22, 2022.[4]
	k.5	Form of Distribution and Servicing plan for Class [ ] Common Shares.*
	k.6	Multi-Class Plan[7]
	k.7	Form of Advisory Fee Waiver Agreement[7]

	l.	Opinion and consent of Dechert LLP.*
	m.	None.
	n.	Consent of Registrant’s independent registered public accounting firm.*
	o.	None.
	p.	Subscription Agreement between Registrant and Allianz Fund Investments, Inc. dated July 15, 2022.[3]
	q.	None.
	r.1	Code of Ethics of Registrant.[4]
	r.2	Code of Ethics of Pacific Investment Management Company LLC and PIMCO Investment LLC.[4]
	r.3	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers.[4]
	s.1	Power of Attorney for Joshua D. Ratner[8]
	s.2	Power of Attorney for Bijal Y. Parikh[2]
	s.3	Power of Attorney for Debra W. Huddleston[2]
	s.4	Power of Attorney for Anne K. Kratky[2]
	s.5	Power of Attorney for Richard R. LeBrun, Jr.[2]
	s.6	Certified Resolution of the Board of Trustees of Registrant.[3]
*	To be completed by amendment.
1	Filed as an exhibit to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-262575 and 811-23779 (filed February 7, 2022).
2	Filed as an exhibit to Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-262575 and 811-23779 (filed August 5, 2022).
3	Filed as an exhibit to Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-262575 and 811-23779 (filed September 19, 2022).
4	Filed as an exhibit to Pre-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-262575 and 811-23779 (filed October 19, 2022).
5	Filed as an exhibit to Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-262575 and 811-23779 (filed November 9, 2022).
6	Filed as an exhibit to Post-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-262575 and 811-23779 (filed April 28, 2023).
7	Filed as an exhibit to Post-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-262575 and 811-23779 (filed December 22, 2023).
8	Filed as an exhibit to Post-Effective Amendment No. 3 to the Fund's Registration Statement on Form N-2, Registration Nos. 333-262575 and 811-23779 (filed February 20, 2024).
Item 26: Marketing Arrangements
See Form of Distribution Agreement.
Item 27: Other Expenses of Issuance and Distribution
Not applicable.
Item 28: Persons Controlled by or under Common Control with Registrant
Not applicable.

Item 29: Number of Holders of Securities
Set forth below is the number of record holders as of January 31, 2024 of each class of securities of the Registrant.
Title of Class	Number of Record Holders
Common shares of beneficial interest, $0.00001 par value per share	191
Preferred Shares	125
Item 30: Indemnification
Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Agreement and Declaration of Trust, which is incorporated by reference herein.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Agreement and Declaration of Trust, its Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
Item 31: Business and Other Connections of Investment Adviser
Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).
Item 32: Location of Accounts and Records
The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the 1940 Act and the rules thereunder will be maintained at the offices of Pacific Investment Management Company LLC, 1633 Broadway, New York, NY 10019, the Registrant’s transfer agent, SS&C Global Investor & Distribution Solutions, Inc., or the Registrant’s custodian, State Street Bank and Trust Company.
Item 33: Management Services
Not applicable.
Item 34: Undertakings
1.
Not applicable.
2.
Not applicable.
3.
The Registrant undertakes:
(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(i) to include any prospectus required by Section 10(a)(3) of the 1933 Act;
(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and

Exchange Commission pursuant to Rule 424(b) under the 1933 Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d) that, for the purpose of determining liability under the 1933 Act to any purchaser:
(1)
if the Registrant is subject to Rule 430B under the 1933 Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(2)
if the Registrant is subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;
(2)
free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4.
Not applicable.
5.
Not applicable.
6.
Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
7.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies it has duly caused this Post-Effective Amendment No. 6 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington in the District of Columbia on the 18th day of March, 2024.
PIMCO FLEXIBLE REAL ESTATE INCOME FUND
By:	Joshua D. Ratner *
Name:	Joshua D. Ratner
Title:	President
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated:
Name	Capacity	Date
Joshua D. Ratner* Joshua D. Ratner	President (Principal Executive Officer)	March 18, 2024
Bijal Parikh* Bijal Parikh	Treasurer (Principal Financial & Accounting Officer)	March 18, 2024
Debra W. Huddleston* Debra W. Huddleston	Trustee	March 18, 2024
Anne K. Kratky* Anne K. Kratky	Trustee	March 18, 2024
Rick LeBrun* Rick LeBrun	Trustee	March 18, 2024

*By:	/s/ William J. Bielefeld Willaim J. Bielefeld as attorney-in-fact
*
Pursuant to power of attorney.